 Exhibit 99.1

TransAlta Announces Acquisition of 50% Interest in Early-Stage Pumped Hydro Energy Storage Development Project

CALGARY, AB, Feb. 16, 2023 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has entered into a definitive agreement to acquire a 50% interest in the Tent Mountain Renewable Energy Complex ("Tent Mountain" or the "Project"), an early-stage 320 MW pumped hydro energy storage development project, located in southwest Alberta, currently owned by Montem Resources Limited ("Montem") (ASX:MR1). TransAlta and Montem will form a partnership and jointly manage the Project, with TransAlta acting as project developer. The acquisition includes the land rights, fixed assets and intellectual property associated with the pumped hydro development project. The Project leverages Montem's existing assets at Tent Mountain, which include large legacy water reservoirs from past mining operations.

Pumped hydro is an environmentally sustainable solution for managing the intermittency of increased renewable electricity generation in the Province of Alberta; the characteristics of the Tent Mountain site are rare and present a unique opportunity to provide 15 hours of energy storage capability for the Alberta market. The Project is strategically located on private, industrial zoned land, including an existing upper reservoir that supports a cost competitive pumped hydro project compared to other similar projects. The Project has already completed key technical and environmental work including a hydrology assessment, with additional geotechnical analysis being planned in 2023 to further advance the design of the Project. The Project will be developed over the next four years, with construction targeted to start as early as 2026 with a commercial operation date between 2028 and 2030, all subject to regulatory, commercial and engineering considerations.

TransAlta has owned, operated, and constructed hydro facilities for more than 110 years and this Project offers similar long-term advantages as TransAlta's other Alberta hydro facilities. These long-term advantages include that the Project will have a life span of greater than 80 years, which will substantially reduce its operating costs compared to other technologies over the life of the Project. The Project's closed loop system will result in minimal impacts to Alberta's natural river system and will have the ability to provide flexible, firm clean power to customers at scale. The Project will actively seek an offtake agreement over the development period for the energy and environmental attributes generated by the facility; the Project will provide a unique value proposition to customers seeking carbon free electricity.

"The Tent Mountain Renewable Energy Complex is a unique development opportunity for our Company and the Province of Alberta. The Project can support the reliability of the Alberta grid with a proven technology that is non-emitting and has a significantly larger capacity and duration than other currently available storage options. We believe long duration storage projects, like Tent Mountain, are essential to support the reliability of the grid in Alberta as wind and solar penetration increase on the path to net-zero electricity," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"We are thrilled to be entering into this partnership with TransAlta to develop the Tent Mountain Renewable Energy Complex. TransAlta has been operating in the Alberta power market for more than 110 years and brings many skill sets which are complementary to Montem's," said Peter Doyle, Managing Director and Chief Executive Officer of Montem.

TransAlta will pay Montem approximately $8 million upon closing the transaction with additional payments of up to $17 million (approximately $25 million total) contingent on the achievement of specific development and commercial milestones. The acquisition also includes the intellectual property associated with a 100 MW offsite green hydrogen electrolyser and a 100 MW offsite wind development project. The closing of the transaction remains subject to customary closing conditions, including receipt by Montem of shareholder approval, with closing expected to occur in March 2023. The Project will be independent of TransAlta's existing Alberta hydro assets and will be managed through this partnership. TransAlta bears no exposure to reclamation obligations nor to any environmental liabilities arising from Montem's historical mining operations at the Tent Mountain site.

About Montem Resources

Montem Resources (ASX: MR1) is a steelmaking coal and renewable energy development company that owns and leases coal tenements and freehold land in the Canadian provinces of Alberta and British Columbia. The Company's objective is to advance its steelmaking coal projects and renewable energy complex in the Crowsnest Pass, Alberta. The Company has planned an integrated mining complex in the Crowsnest Pass, focusing on the low-cost development of open-cut operations that leverage central infrastructure. This is centered around the Tent Mountain Mine Redevelopment Project, and the Chinook Vicary Project.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has been recognized by CDP with an 'A-' rating. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the Project, including the ability of the Company to develop, construct and operate the Project; the ability of the Project to leverage Montem's existing assets at Tent Mountain, including access to infrastructure; the energy storage capabilities, including as it pertains to duration; cost-competitiveness of the Project relative to similar projects; additional geotechnical analysis to be undertaken in 2023 to further advance the design of the Project; the intention to actively seek an offtake agreement over the development period for the energy and environmental attributes generated by the Project; that the Project will have minimal impacts to Alberta's natural river system; and TransAlta's exposure to reclamation obligations and environmental liabilities arising from Montem's historical mining operations at the Tent Mountain site. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to the price of power in Alberta and the condition of the financial and electricity markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: adverse geotechnical conditions that may not support the construction and operation of the Project; potential inability to secure interconnection and other required infrastructure to support the Project; risks associated with relevant stakeholders, including any opposition from Indigenous and local communities; inability to secure an offtake contract, which may be required to support the economic construction and operation of the Project; inability to access to any government grants or incentives; inability to secure qualified personnel or staff in regard to the development, construction or operation of the Project; supply chain constraints and limitations; inability to obtain required regulatory approvals; an event of bankruptcy or insolvency of Montem; ; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended Dec. 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2023/16/c4753.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 21:22e 16-FEB-23